November 9, 2005


Thomas L. Mitchell, Vice President and Controller
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400

	Re:	Apache Corporation
		Form 10-K for the Year Ended December 31, 2004
Filed March 15, 2005
Definitive 14A filed on March 28, 2005
		File No. 001-04300


Dear Mr. Mitchell:

      We have reviewed the above filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Statement of Consolidated Cash Flows, page F-5

1. The amount in "Other" caption under cash flows from financing activities represents approximately 21% of your net cash provided by
(used in) financing activities. Please separately disclose to the extent any of the items included in this caption exceed 10% on a standalone basis. Additionally, please provide us with a detail of items that are included in this caption.

Anadarko Petroleum, page F-16

2. We note you recorded an $84 million liability for the future cost to produce and deliver the VPP volumes. Please tell us and disclose where the amortization of the liability is reported in your statement of consolidated operations and the authoritative accounting literature supporting your practice.

Commitments and Contingencies, page F-35

Texaco China B.V., page F-35

3. In your Form 10-K filed on March 12, 2004, in describing the potential outcome of the Texaco China B.V. litigation, you stated that
Texaco will fully recover its costs associated with drilling the wells under its cost recovery contract with the Chinese national oil company, and the value of the interest re-assigned by Apache to Texaco far exceeds any damages that could be claimed by Texaco. Therefore, you believe any material recovery by Texaco is remote. However, during
2004, you recorded a reserve to fully reflect a pre-tax $71 million international arbitration award to Texaco. Please describe the deliberative process performed by you that led to the conclusion as of
March 12, 2004. Please also provide reasons as to why your anticipated outcome differed significantly from the ruling in second quarter 2004.


Definitive 14A filed on March 28, 2005

Independent Public Accountants, page 47

4. Your disclosure of principle accountant fees and services does not appear to follow the presentation and disclosure format provided under
Item 14 of Form 10-K. Please group your fees relating to services performed in 2003 and 2004 in connection with the acquisitions into the applicable captions in Item 14 of Form 10-K and revise your disclosure accordingly. Please also provide a detail of services performed by Ernst & Young LLP in connection with the acquisitions.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



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Mr. Mitchell
Apache Corporation
November 9, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010